# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aardvark Therapeutics, Inc., CIK 0001774857
CUSIP: 0029421007
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 4370 La Jolla Village Drive, Suite 1050, San Diego, California (CA), 92122
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001834150

## Reporting persons
- Decheng Capital Global Life Sciences Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,958,887; sole dispositive power 0; shared dispositive power 2,958,887; aggregate amount beneficially owned 2,958,887 (13.8% of the class)
- Decheng Capital Management IV (Cayman), LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,958,887; sole dispositive power 0; shared dispositive power 2,958,887; aggregate amount beneficially owned 2,958,887 (13.8% of the class)
- Decheng Capital Global Healthcare Fund (Master), LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 958,412; sole dispositive power 0; shared dispositive power 958,412; aggregate amount beneficially owned 958,412 (4.5% of the class)
- Decheng Capital Global Healthcare GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 958,412; sole dispositive power 0; shared dispositive power 958,412; aggregate amount beneficially owned 958,412 (4.5% of the class)
- Xiangmin Cui: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,917,299; sole dispositive power 0; shared dispositive power 3,917,299; aggregate amount beneficially owned 3,917,299 (18.3% of the class)

## Item 1. Issuer
Name of issuer: Aardvark Therapeutics, Inc.
Address of issuer's principal executive offices: 4370 La Jolla Village Drive, Suite 1050, San Diego, CA, 92122.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Decheng Capital Global Life Sciences Fund IV, L.P. ("Fund IV")
Decheng Capital Management IV (Cayman), LLC ("GP IV")
Decheng Capital Global Healthcare Fund (Master), LP ("Healthcare")
Decheng Capital Global Healthcare GP, LLC ("Healthcare GP")
Xiangmin Cui ("Dr. Cui")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
3000 Sand Hill Road, Building 2, Suite 110
Menlo Park, CA 94025
Citizenship:
Fund IV Cayman Islands
GP IV Cayman Islands
Healthcare Cayman Islands
Healthcare GP Cayman Islands
Dr. Cui United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of February 24, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,958,887 shares of common stock held directly by Fund IV and (ii) 958,412 shares of common stock held directly by Healthcare. GP IV is the general partner of Fund IV and shares voting and investment authority over the shares held by Fund IV. Healthcare GP is the general partner of Healthcare and shares voting and investment authority over the shares held by Healthcare. Dr. Cui is the manager of GP IV and the indirect managing member and ultimate beneficial owner of Healthcare GP. Dr. Cui shares voting and investment authority over the shares held by each of Fund IV and Healthcare.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of February 24, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 21,384,377 shares of the Issuer's common stock outstanding as of February 21, 2025, as reported in the Issuer's prospectus dated February 12, 2025 filed with the Securities and Exchange Commission (the "SEC") on February 13, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of February 24, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of February 24, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of February 24, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of February 24, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Decheng Capital Global Life Sciences Fund IV, L.P.: /s/ Xiangmin Cui, By Decheng Capital Management IV (Cayman), LLC, its General Partner, By Xiangmin Cui, Manager (02/24/2025)
- Decheng Capital Management IV (Cayman), LLC: /s/ Xiangmin Cui, By Xiangmin Cui, Manager (02/24/2025)
- Decheng Capital Global Healthcare Fund (Master), LP: /s/ Xiangmin Cui, By Decheng Capital Global Healthcare GP, LLC, its General Partner, By Decheng Capital LLC, its Manager, By Xiangmin Cui, Manager (02/24/2025)
- Decheng Capital Global Healthcare GP, LLC: /s/ Xiangmin Cui, By Decheng Capital LLC, its Manager, By Xiangmin Cui, Manager (02/24/2025)
- Xiangmin Cui: /s/ Xiangmin Cui, Xiangmin Cui (02/24/2025)